UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

TCP INTERNATIONAL HOLDINGS LTD.

(Name of Issuer)

Common Shares, par value CHF 1.00 per share

(Title of Class of Securities)

H84689100

(CUSIP Number)

Ira Kaplan

Benesch, Friedlander, Coplan & Aronoff LLP

200 Public Square, Suite 2300

Cleveland, OH 44114

Telephone: (216) 363-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ellis Yan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,561,191
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,561,191
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,561,191
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Percentage based upon 28,201,000 shares outstanding as of June 30, 2015 as reported in the Form 10-Q filed on August 7, 2015.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhaoling Yan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,822,632
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,822,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,822,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Percentage based upon 28,201,000 shares outstanding as of June 30, 2015 as reported in the Form 10-Q filed on August 7, 2015.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Yan’s Trust established by a deed of settlement dated June 16, 2014
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,822,632
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,822,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,822,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1)	Percentage based upon 28,201,000 shares outstanding as of June 30, 2015 as reported in the Form 10-Q filed on August 7, 2015.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cherry Plus Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,822,632
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,822,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,822,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	Percentage based upon 28,201,000 shares outstanding as of June 30, 2015 as reported in the Form 10-Q filed on August 7, 2015.

Item 1.

(a) Title of Class of Equity Securities

     Common Shares, par value CHF 1.00 per share

(b) Name of Issuer

     TCP INTERNATIONAL HOLDINGS LTD.

(c) Address of Issuer’s Principal Executive Office

     Alte Steinhauserstrasse 1

     6330 Cham, Switzerland

Item 2.	Identity and Background

(a) This Statement is being filed jointly on behalf of Ellis Yan, Zhaoling Yan, Cherry Plus Limited (“Cherry Plus”), and the David Yan’s Trust established by a deed of settlement dated June 16, 2014 (the “David Trust,” and, collectively with Ellis Yan, Zhaoling Yan, and Cherry Plus, the “Reporting Persons”).

(b) The business address of each of the Reporting Persons is c/o Ira Kaplan, Benesh, Friedlander, Coplan & Aronoff LLP, 200 Public Square, Suite 2300, Cleveland, OH 44114.

(c) Ellis Yan is the Chairman of the Board of Directors of the Issuer.

     Zhaoling Yan is the Vice Chairman of the Board of Directors and President of the Issuer. He is also the President of the Issuer’s Chinese subsidiaries.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ellis Yan is a citizen of the United States. Zhaoling Yan is a citizen of the People’s Republic of China. Cherry Plus and the David Trust were both established under the laws of the British Virgin Islands.

Item 3.	Source and Amount of Funds or Other Considerations

As discussed in Item 4, this Schedule 13D is being filed in connection with the decision by the Reporting Persons to consider strategic options with regard to the Issuer.

Item 4.	Purpose of Transaction

The Reporting Persons are considering their strategic options with regard to the Issuer. While no plans or proposals have been agreed upon, and discussions regarding the same are preliminary, the plans and proposals being considered may result in one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The response of each of the Reporting Persons with respect to rows 7, 8, 9, 10, 11, 12 and 13 of the cover page to this Schedule 13D are incorporated herein by reference

(b) N/A

(c) N/A

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Shareholders Agreement

On March 21, 2012, Ellis Yan, Solomon Yan and the Lillian Yan Irrevocable Stock Trust entered into a Shareholders Agreement (the “Shareholders Agreement”), which sets forth certain various provisions relating to, among other things, the board of directors and transfer restrictions. Cherry Plus became a party to the Shareholders Agreement on June 24, 2014.

Board of Directors. The Shareholders Agreement provides that, as long as the parties to the Shareholders Agreement own a majority of the outstanding Common Shares, each of the parties will vote his or its Common Shares and take all other necessary actions to cause the board of directors to include (i) Ellis Yan (or his designee), as long as he owns one common share, (ii) Solomon Yan (or his designee), as long as he owns one common share, and (iii) such other nominees as designated by Ellis Yan. This voting obligation generally requires a vote against the removal of any director referred to above and a vote for filling any vacancy created by resignation, removal or death of a director with an individual designated by the shareholder.

Transfer Restrictions. The Shareholders Agreement places certain restrictions on the transfer of Common Shares held by the parties to that agreement. With certain limited exceptions (including transfers to a trust for the benefit of the shareholder’s family), those parties cannot transfer the Common Shares they hold without first offering those Common Shares to the other parties.

The foregoing description is qualified in its entirety by the full text of the Shareholders Agreement, which is incorporated herein by reference from Exhibit 5 to this Schedule 13D.

Registration Rights Agreement

On March 21, 2012, Ellis Yan, Solomon Yan and the Lillian Yan Irrevocable Stock Trust entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which certain registration rights have been granted to the parties as holders of Common Shares that constitute registrable securities. Cherry Plus became a party to the Registration Rights Agreement on June 24, 2014.

Demand Registration. Subject to certain exceptions, after the expiration of the 180-day lock-up period, holders of registrable securities then outstanding have the right to demand that the Issuer file a registration statement covering the offer and sale of their registrable securities.

Form F-3 or S-3 Registration Rights. Subject to certain exceptions, holders of the Issuer’s registrable securities then outstanding have the right to request that the Issuer file a registration statement on Form F-3 or Form S-3 or a similar form.

Piggyback Registration Rights. Subject to certain exceptions, if the Issuer proposes to register any of its common shares or other securities under the Securities Act of 1933, as amended, in connection with a public offering of those securities solely for cash, then it must offer the parties to the registration rights agreement an opportunity to include in that registration all or any part of their registrable securities. If the underwriters of any underwritten offering determine in good faith that marketing factors require a limitation on the number of shares, then the underwriters may exclude the shares to be included in the registration statement of the requesting holders of registrable securities, but the Issuer must use its reasonable best efforts to cause the underwriters to include their registrable securities.

The foregoing description is qualified in its entirety by the full text of the Registration Rights Agreement, which is incorporated herein by reference from Exhibit 6 to this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated January 21, 2016, by an Among the Reporting Persons

Exhibit 2	Power of Attorney of Ellis Yan

Exhibit 3	Power of Attorney of Zhaoling Yan

Exhibit 4	Power of Attorney of the David Yan’s Trust

Exhibit 5	Power of Attorney of Cherry Plus Limited

Exhibit 6	Shareholders Agreement among Ellis Yan, Solomon Yan, the Lillian Yan Irrevocable Stock Trust, and TCP International Holdings Ltd., dated March 21, 2012, as amended June 24, 2014 (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on August 8, 2014)

Exhibit 7	Registration Rights Agreement among Ellis Yan, Solomon Yan, the Lillian Yan Irrevocable Stock Trust, and TCP International Holdings Ltd., dated March 21, 2012, as amended June 24, 2014 (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on August 8, 2014)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELLIS YAN

/s/ Ira Kaplan, Attorney-in-Fact Ellis Yan

ZHAOLING YAN

/s/ Ira Kaplan, Attorney-in-Fact Zhaoling Yan

DAVID YAN’S TRUST DATED 6/16/14

/s/ Ira Kaplan, Attorney-in-Fact David Yan’s Trust Dated 6/16/14

CHERRY PLUS LIMITED

/s/ Ira Kaplan, Attorney-in-Fact Cherry Plus Limited